FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS RESOURCES CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) WPS Resources Corporation is a nonutility company and was incorporated on December 3, 1993 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. WPS Resources was organized for the purpose of becoming the parent holding company in a corporate restructuring. Effective September 1, 1994, WPS Resources, became the parent of Wisconsin Public Service Corporation through a share-for-share exchange of common stock. After the exchange, WPS Resources owned 100% of the common stock of Wisconsin Public Service, consisting of 23,896,962 shares, with $4 per share par value. The directors of WPS Resources are also directors of Wisconsin Public Service. The total consolidated assets of WPS Resources at December 31, 2002 were $3,207,905,563.

Subsidiaries of WPS Resources consist of the following:

i) Wisconsin Public Service Corporation is a utility company and was incorporated on July 28, 1883 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. The total assets of Wisconsin Public Service at December 31, 2002 were $1,872,608,224, or 58% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2002 was $83,112,936. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 407,696 electric retail customers and 295,816 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provided wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. About 96% of operating revenues of Wisconsin Public Service in the year 2002 were derived from Wisconsin customers, and 4% from Michigan customers.

(1) WPS Leasing, Inc. is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2002 were $11,837. The 2002 Wisconsin Public Service equity interest in net income of WPS Leasing was $37,711. The principal business of WPS Leasing is to participate in the financing of specific utility projects.

(2) Wisconsin Valley Improvement Company, of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2002 was $783,733. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2002 was $20,781. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

(3) Wisconsin River Power Company is a utility company of which Wisconsin Public Service owns 50% of the voting stock is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a 15-megawatt combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold in equal parts to three companies that previously owned equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's share of total assets of Wisconsin River Power at December 31, 2002 was $11,840,000. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2002 was $2,834,000. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(a) The Lakes Development Corporation is a nonutility company incorporated on November 9, 1990 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. Wisconsin River Power owns 100% of the capital stock of Lakes Development Corporation. Lakes Development owns and operates recreational facilities on hydro lands. The Lakes Development Corporation was merged with and into Wisconsin River Power Company as of the end of business December 31, 2002.

(4) WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 73% by Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2002, WPS Investments owns approximately a 15% interest in American Transmission Company.

(a) American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(5) ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Wisconsin Public Service Corporation owns 11.7% of ATC Management.

ii) WPS Nuclear Corporation is a nonutility company incorporated on February 23, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management Company, LLC.

(1) Nuclear Management Company, LLC is a utility company and was organized on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company provides maintenance, operation, and decommissioning services to nuclear power plants of member companies.

iii) WPS Visions, Inc. is a nonutility company incorporated on July 11, 1996 under the laws of the State of Wisconsin. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of WPS Visions. The intended principal business of WPS Visions is to participate in energy and energy-related nonutility ventures.

iv) Badger Energy Services, LLC is a nonutility company organized on August 22, 2000 under the laws of the State of Wisconsin. Its principal offices are at P.O. Box 987, Oconto Falls, Wisconsin. WPS Resources owns 12.50% of Badger Energy Services. The principal business of Badger Energy Services is the sale of propane and energy related services in the State of Wisconsin.

v) WPS Resources Capital Corporation is a nonutility company, incorporated on January 12, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources, which owns 100% of its capital stock. WPS Resources Capital is an intermediate holding company owning 100% of the capital stock of WPS Power Development, Inc. and WPS Energy Services, Inc.

(1) WPS Energy Services, Inc. is a nonutility company incorporated on October 12, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Energy Services. The principal business of WPS Energy Services is to provide electric and natural gas energy, energy risk management, real-time energy management, and energy consulting services to wholesale and retail customers in the nonregulated energy market. WPS Energy Services holds a power marketers license from the Federal Energy Regulatory Commission.

(a) WPS-ESI Gas Storage, LLC is a nonutility company organized on August 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns 81.50% of WPS-ESI Gas Storage. The principal business activity of WPS-ESI Gas Storage is to own and operate a gas storage facility in the State of Michigan.

(b) WPS Energy Services of Canada Corp. is a nonutility company incorporated on October 7, 2002 under the laws of the Province of Nova Scotia, Canada. Its principal offices are located at the principal offices of WPS Energy Services. The principal business activity of WPS Energy Services of Canada Corp. is to provide natural gas to wholesale and retail participants in the competitive energy markets in Canada.

(2) WPS Power Development, Inc. is a nonutility company incorporated on December 19, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Power Development, Inc. The principal business of WPS Power Development, Inc. is to develop and purchase electric generation and related projects, to provide project development, engineering, and project management, and operations and maintenance services to the nonregulated power generation industry.

(a) PDI Stoneman, Inc. is a nonutility company incorporated on March 29, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of PDI Stoneman's capital stock. The principal business of PDI Stoneman is to own 66-2/3% of Mid-American Power LLC, an exempt wholesale generator which owns the E. J. Stoneman Generating Station.

(b) PDI Operations, Inc. is a nonutility company incorporated on May 30, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of PDI Operations. The principal business of PDI Operations is to provide operation, maintenance, and technical services for the E. J. Stoneman Generating Station and other operating assets of WPS Power Development and its subsidiaries.

(c) WPS Northern Nevada, LLC is a nonutility company organized on October 20, 2000 under the laws of the State of Nevada. Its principal offices are at the principal offices of WPS Power Development. WPS Power Development owns 100% of WPS Northern Nevada. The principal business of WPS Northern Nevada was to potentially purchase and operate the 545-megawatt Tracy/Pinon generation station. Currently WPS Northern Nevada is inactive.

(d) Mid-American Power Ventures, LLC is a nonutility company organized on August 21, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 75% of Mid-American Power Ventures. The intended principal business of Mid-American Power Ventures is to develop power production facilities with other partners and eventually establish a fund to invest in power production facilities. Mid-American Power Ventures is currently inactive.

(e) Neulite Industries of Wisconsin, LLC is a nonutility company organized on April 8, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities. Neulite is currently inactive.

(f) Renewable Fibers International, LLC is a nonutility company organized on January 15, 1998 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 33-1/3% of Renewable Fibers. The principal business of Renewable Fibers International is to develop and carry on business activities related to the continuous fiber liberation of wood chips.

(g) Wisconsin Woodgas, LLC is a nonutility company organized on July 26, 1995 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of Wisconsin Woodgas. The principal business of Wisconsin Woodgas is to own and operate a gasification facility that converts biomass feedstock into biomass gas for sale to Wisconsin Energy Operations, LLC.

(h) Wisconsin Energy Operations, LLC is a nonutility company organized on July 19, 1995 under the laws of the State of Wisconsin with its principal offices located in Bangor, Wisconsin. WPS Power Development owns 49% of Wisconsin Energy Operations. The principal business of Wisconsin Energy Operations is to own and operate a steam generation facility that generates process steam for sale to Webster Industries Incorporated.

(i) ECO Coal Pelletization #12, LLC is a nonutility company organized on February 25, 1998 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 70% of the interests of ECO Coal Pelletization #12. The principal business of ECO Coal Pelletization #12 is to invest in Synfuel Solutions, LLC.

(1) Synfuel Solutions, LLC is a nonutility company organized on August 14, 2001 under the laws of the State of Delaware. Its principal operations are located in Kentucky. ECO Coal Pelletization #12 owns 33-1/3% of Synfuel Solutions. The principal business of Synfuel Solutions is to invest in Synfuel Solutions Operating, LLC.

(a) Synfuel Solutions Operating, LLC is a nonutility company organized on October 15, 2001 under the laws of the State of Delaware. Its principal operations are located in Kentucky. Synfuel Solutions owns 100% of Synfuel Solutions Operating. The principal business of Synfuel Solutions Operating is to own and operate a facility that combines coal fines and a binder material to create synthetic fuel.

(j) Sunbury Holdings, LLC is a nonutility company organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of Sunbury Holdings. Sunbury Holdings is the parent of Sunbury Generation, LLC, WPS Westwood Generation, LLC, and Penfield Collieries, LLC. Sunbury Generation and Westwood Generation are both exempt wholesale generators.

(1) Penfield Collieries, LLC is a nonutility company organized on April 30,1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. Sunbury Holdings owns 100% of Penfield Collieries. Penfield Collieries owns coal processing facilities and coal silt reserves in Pennsylvania.

(k) WPS Beaver Falls Generation, LLC is a nonutility company organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Beaver Falls Generation. WPS Beaver Falls Generation was organized to own the Beaver Falls generation station located in the State of New York as part of a potential company reorganization. WPS Beaver Falls is currently inactive.

(l) WPS Niagara Generation, LLC is a nonutility company organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Niagara Generation. WPS Niagara Generation was organized to own the Niagara generation station located in the State of New York as part of a potential company reorganization. WPS Niagara Generation is currently inactive.

(m) WPS Syracuse Generation, LLC is a nonutility company organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Syracuse Generation. WPS Syracuse Generation was organized to own the Syracuse generation station located in the State of New York as part of a potential company reorganization. WPS Syracuse Generation is currently inactive.

(n) WPS Niagara Properties, Inc. is a nonutility company incorporated on June 17, 1999 under the laws of the State of New York as CH Niagara Properties, Inc. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Niagara Properties. Primary business is to hold certain contractual real property interests located in the State of New York for and on behalf of WPS Empire State.

(o) WPS Syracuse Properties, Inc. is a nonutility company incorporated on December 7, 1998 under the laws of the State of New York as CH Syracuse Properties, Inc. Its principal offices are located at the principal offices of WPS Power Development. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Syracuse Properties. Primary business is to hold certain contractual real property interests located in the State of New York for and on behalf of WPS Empire State.

vi) Upper Peninsula Power Company is a utility company and was incorporated on February 26, 1947 under the laws of the State of Michigan with its principal offices at 600 East Lakeshore Drive, Houghton, Michigan 49931. WPS Resources owns 100% of the capital stock of Upper Peninsula Power, consisting of 1,473,736 shares of no par value common stock. The total assets of Upper Peninsula Power at December 31, 2002 were $124,743,916. WPS Resources' equity in net income of Upper Peninsula Power for the year 2002 was $3,518,837. Upper Peninsula Power is engaged in the generation, purchase, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft. All operating revenue is derived from Michigan customers.

(1) WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 73% by Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2002, WPS Investments owns approximately a 15% interest in American Transmission Company.

(a) American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service Corporation, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(2) ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Upper Peninsula Power Company owns 3.1% of ATC Management, Inc.

vii) Upper Peninsula Building Development Company is a nonutility company incorporated on January 18, 1989 under the laws of the State of Michigan. Its principal offices are located at the principal offices of Upper Peninsula Power. WPS Resources owns 100% of the capital stock of Upper Peninsula Building Development. Upper Peninsula Building Development owns a building, a portion of which is leased to Upper Peninsula Power for its corporate headquarters.

viii) Penvest, Inc. is a nonutility company incorporated on October 27, 1995 under the laws of the State of Michigan. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of Penvest. Penvest has nonutility investments in telecommunications and real estate.

(1) Superior Technologies, Inc. is a nonutility company incorporated under the laws of the State of Michigan on March 8, 1996. Its principal offices are at 620 South Lake Street, Marquette, Michigan 49855. Penvest owns 33.33% of the capital stock of Superior Technologies. The principal business activity of Superior Technologies is research and development related to utility and telecommunication services.

(2) Super Com Limited Partnership of Northern Michigan is a nonutility limited partnership formed on April 1, 1996 under the laws of the State of Michigan. Its principal offices are at 620 South Lake Street, Marquette, Michigan 49855. Penvest owns 22.5% of the ownership interest in Super Com. The principal business activity of Super Com is telecommunication services.

ix) WPSR Capital Trust I is a statutory business trust created on June 9, 1998 under the laws of the State of Delaware with its principal offices at the principal executive offices of WPS Resources. WPS Resources owns 100% of the common securities of the Trust. The Trust's purpose is to issue securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in subordinated debentures issued by WPS Resources. The sole asset of the Trust is $51,500,000 of WPS Resources subordinated debentures due in 2038.

x) Brown County C-LEC, LLC is a nonutility company organized on March 5, 1999 under the laws of the State of Wisconsin. Its principal offices are located in Green Bay, Wisconsin. WPS Resources acquired a 40% ownership interest in Brown County C-LEC on December 30, 1999. Brown County C-LEC is organized to provide local exchange service and telephone communication service in the Green Bay, Appleton and De Pere areas in northeastern Wisconsin.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2002.

a) WPS Resources Corporation directly owns all the stock of Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions, Upper Peninsula Building Development, Penvest, and WPSR Capital Trust I. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, 12.50% interest in Badger Energy Services, LLC, 4% interest in WPS Investments, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

b) Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 871.0 megawatts; a 59.0% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Nuclear Management Company operates and Wisconsin Public Service owns jointly with Wisconsin Power and Light Company. The Kewaunee plant has a rated capacity of 535 megawatts (Wisconsin Public Service's share is 315.6 megawatts); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,098 megawatts (Wisconsin Public Service's share is 349.3 megawatts); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 334.6 megawatts (Wisconsin Public Service's share is 106.4 megawatts); combustion turbines of 44.3 megawatts and 18.9 megawatts, respectively, south of Wausau, Wisconsin; two combustion turbines of 40.8 megawatts and 38.9 megawatts and a 68% share in a combustion turbine of 76.2 megawatts (Wisconsin Public Service's share is 51.8 megawatts) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin; a 76.2 megawatt gas turbine under construction at the Pulliam Plant in Green Bay, Wisconsin; 8.5 megawatts purchased from a gas turbine under construction by Wisconsin River Power Company; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 52.4 megawatts including 12.4 megawatts of hydro purchase from Wisconsin River Power Company; a 4.1 megawatt diesel plant at Eagle River, Wisconsin; a 3.9 megawatt diesel plant at Ashwaubenon, Wisconsin; and a 178.3 megawatt natural gas turbine plant in De Pere, Wisconsin. Rated capacity figures identified above are based on August 2003 capacity ratings.

As of January 1, 2001 all transmission assets of Wisconsin Public Service Corporation were transferred to American Transmission Company with the exception of 100 miles of 46kV subtransmission and 8 related 115/46kV stepdown transformer banks. As of December 31, 2002, distribution facilities owned by Wisconsin Public Service included 115 distribution substations, and approximately 20,907 route miles of distribution lines. Wisconsin Public Service wholly owns four major generating plants in Wisconsin located in Green Bay, De Pere, Marinette, and Wausau. Wisconsin Public Service is a co-owner of three major generating plants in Wisconsin located in Kewaunee County, Portage, and Sheboygan. Wisconsin Public Service also owns several small hydroelectric, wind-powered, and diesel-fired generating facilities throughout its service territory in northeastern Wisconsin. One of these small generators is a hydroelectric plant that straddles the Wisconsin/Michigan border and it owns no other generating facilities outside of Wisconsin. Wisconsin Public Service Corporation is a generation and distribution utility. It owns no electric transmission facilities and no gas transmission pipelines that deliver or receive electric energy or natural gas at or across the border of Wisconsin.

Gas facilities include approximately 6,505 miles of main, 82 gate and city regulator stations, and 268,763 lateral services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

c) Upper Peninsula Power Company has all of its properties located in Michigan. The distribution system is comprised of approximately 2,826 circuit miles.

Upper Peninsula Power owns an 18.8-megawatt gas fired generating station in Baraga County, a 19.4-megawatt oil-fired turbine in Houghton County, and another 19.7-megawatt oil-fired turbine in Delta County. It owns 9 hydroelectric plants in Michigan with aggregate rated capacity of 30.5 megawatts. Upper Peninsula Power Company owns no generating facilities outside of the upper peninsula of Michigan. Upper Peninsula Power Company is a generation and distribution utility; it owns no electric transmission facilities and no gas transmission pipelines that deliver or receive electric energy or natural gas at or across the border of the upper peninsula of Michigan. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

d) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,900 miles of transmission lines, 98 wholly owned transmission substations, and 364 jointly owned transmission substations. American Transmission Company has 75 interconnections 60 in Wisconsin, and 15 in Michigan and Illinois.

e) ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

f) Nuclear Management Company, LLC operates six nuclear power plants; the 535-megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, the 553-megawatt Monticello and the 1,060-megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 535-megawatt Kewaunee Nuclear Power Plant jointly owned by Wisconsin Public Service and Wisconsin Power and Light and 1,022-megawatt Point Beach Nuclear Power Plant owned by Wisconsin Electric Power in Wisconsin.

g) Wisconsin River Power Company owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a 15-megawatt combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 237,801,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2002.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

a) Mid-American Power, LLC

i) Mid-American Power is an exempt wholesale generator organized on January 12, 1995 under the laws of the State of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business of Mid-American Power is the ownership of the E. J. Stoneman Generating Station. Notice of the Federal Energy Regulatory Commission's finding that Mid-American Power is an exempt wholesale generator was received on July 3, 1996.

ii) PDI Stoneman owns 66-2/3% of Mid-American Power. The remaining 33-1/3% interest is not owned by any WPS Resources system company.

iii) WPS Resources, indirectly through WPS Resources Capital, WPS Power Development, and PDI Stoneman, has $2,654,000 of capital invested in Mid-American Power. WPS Resources guarantees lines of credit for Mid-American Power of $12,500,000. WPS Resources receives an annual fee of $353,621 from Mid-American Power for this guarantee. There is $1,496 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Mid-American Power for the year ended December 31, 2002 are as follows:

Capitalization:

Common Stock
$ 2,654,000
Retained Earnings
(7,723,865)
Long-Term Debt
11,625,373
Total
$ 6,555,508

Earnings (Loss)	$ (784,623)

v) Service, sales, or construction contracts between Mid-American Power and any WPS Resources system company are as follows:

(1) Energy marketing contract with WPS Energy Services under which WPS Energy Services markets energy and capacity of the E. J. Stoneman plant for Mid-American Power. WPS Energy Service's revenues under this contract for the year ending December 31, 2002 were $178,231. This agreement expired October 31, 2002.

(2) Management agreement with PDI Stoneman, Inc. under which PDI Stoneman provides management services for Mid-American Power. Revenues of WPS Power Development under this contract for the year ending December 31, 2002 were $43,000.

(3) Operations and Maintenance agreement with PDI Operations, Inc. under which PDI Operations provides operations and maintenance services for Mid-American Power. PDI Operations' revenues under this contract for the year ending December 31, 2002 were $61,000.

b) WPS Canada Generation, Inc.

i) WPS Canada Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI Canada, Inc. PDI Canada changed its name to WPS Canada Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Canada Generation is to own the Tinker Hydro Station and related transmission assets located in New Brunswick, Canada. WPS Canada Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS Canada Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $11,265,013 in WPS Canada Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $9,900 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Canada Generation for the year ended December 31, 2002 is:

Capitalization:

Common Stock
$ 1,000
Paid in Capital
11,264,013
Retained Earnings
(703,895)
Long-Term Debt
14,399,325
Total
$24,960,443

Earnings (Loss)	$ (699,291)

v) Service, sales, or construction contracts between WPS Canada Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement, effective March 2000, with WPS New England Generation under which WPS New England Generation purchased energy and capacity from the Tinker Hydro Plant from WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ending December 31, 2002 was $1,744,365.

(2) Management agreement with WPS Energy Services under which WPS Energy Services provides management services for WPS Canada Generation. Revenues of WPS Energy Services under this contract for the year ending December 31, 2002 were $54,000.

c) WPS New England Generation, Inc.

i) WPS New England Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI New England, Inc. PDI New England changed its name to WPS New England Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS New England Generation is to own hydro and diesel generation facilities and related transmission assets, located in northern Maine. WPS New England Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

ii) WPS Power Development owns 100% of WPS New England Generation's capital stock.

iii) WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $5,352,919 in WPS New England Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $128,526 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of WPS New England Generation for the year ended December 31, 2002 is:

Capitalization:

Common Stock
$ 1,000
Paid in Capital
5,351,919
Retained Earnings
20,065
Long-Term Debt
5,850,674
Total
$11,223,658

Earnings (Loss)	$ 355,596

v) Service, sales, or construction contracts between WPS New England Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement, effective March 1, 2001, with WPS Energy Services under which WPS Energy Services markets energy and capacity of the generation assets of WPS New England Generation and energy and capacity purchased by WPS New England Generation. WPS New England Generation's revenue under this contract for the year ending December 31,2002 was $4,993,979.

(2) Water rights agreement, effective January of 2001, with WPS Canada Generation under which WPS New England Generation grants WPS Canada Generation the right to water for the production of energy. WPS New England Generation's revenue under this contract for the year ending December 31, 2002 was $360,000.

(3) Management agreement with WPS Energy Services under which WPS Energy Services provides management services for WPS New England Generation. Revenues of WPS Energy Services under this contract for the year ending December 31, 2002 were $36,000.

d) Sunbury Generation, LLC

i) Sunbury Generation, LLC was organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. The company owns the 472-megawatt Sunbury Power Plant in Shamokin Dam, Pennsylvania. Sunbury Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on October 25, 1999.

ii) Sunbury Holdings, LLC owns 100% of Sunbury Generation.

iii) WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has invested $12,000,000 in Sunbury Generation. Sunbury Holdings has a long-term loan of $76.5 million to Sunbury Generation. WPS Resources has provided debt guarantees of $25,000,000 to Sunbury Generation. There is also $16,511,108 of intercompany accounts payable to WPS Resources affiliates.

iv) Capitalization and earnings of Sunbury Generation for the year ended December 31, 2002 is:

Capitalization:

Paid in Capital
$ 12,000,000
Retained Earnings
(63,841,892)
Advances from affiliates
76,490,376
Long-Term Debt
67,043,700
Total
$ 91,692,184

Earnings (Loss)	$(18,747,315)

v) Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

(1) Power purchase agreement with WPS Energy Services under which WPS Energy Services markets energy and capacity of the Sunbury Plant for Sunbury Generation. WPS Energy Services' revenues under this contract for the year ending December 31, 2002 were $1,131,395.

(2) Fuel supply agreement and operation and maintenance contract with Penfield Collieries under which Sunbury Generation purchases fuel and pays the operation and maintenance expense of Penfield Collieries. Penfield Collieries' revenues under this contract for the year ending December 31, 2002 were $1,279,594.

(e) WPS Westwood Generation, LLC

i) WPS Westwood Generation, LLC is an exempt wholesale generator organized on September 18, 1998 under the laws of the State of Delaware under the name CinCap VI, LLC. CinCap VI, LLC changed its name to WPS Westwood Generation, LLC in January 2001. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Westwood Generation is to own and operate the Westwood Generation Station located in Pennsylvania. Notice of the Federal Energy Regulatory Commission's finding that WPS Westwood Generation, formerly CinCap VI, is an exempt wholesale generator was received on May 7, 1999.

ii) Sunbury Holdings, LLC owns 100% of WPS Westwood Generation.

iii) WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has $21,000,000 of capital invested in WPS Westwood Generation. WPS Resources guarantees a $100,000 energy supply agreement for WPS Westwood Generation. Long-term notes receivable of WPS Westwood Generation include a $21,000,000 intercompany receivable with WPS Resources and its affiliates. There is also $671,037 of intercompany accounts payable of WPS Westwood Generation to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Westwood Generation for the year ended December 31, 2002 is:

Capitalization:

Paid in Capital
$21,000,000
Retained Earnings
(4,366,654)
Long-Term Debt
27,000,000
Total
$43,633,346

Earnings (Loss)	$(1,797,854)

v) Service, sales, or construction contracts between WPS Westwood Generation and any WPS Resources system company are as follows:

None

(f) WPS Empire State, Inc.

i) WPS Empire State, Inc. is an exempt wholesale generator incorporated on May 30, 1980 under the laws of the State of New York under the name CH Resources, Inc. CH Resources, Inc. changed its name to WPS Empire State, Inc. on May 31, 2002. Its principal offices are at the principal offices of WPS Power Development. The principal business of WPS Empire State is to own three cogeneration facilities (i.e., the Beaver Falls Generating Facility, Niagara Falls Generating Facility, and Syracuse Generating Facility) located in the State of New York. Notice of the Federal Energy Regulatory Commission's finding that WPS Empire State, Inc., formerly CH Resources, Inc., is an exempt wholesale generator was received on January 27, 1999.

ii) WPS Power Development owns 100% of WPS Empire State.

iii) WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $61,070,766 of capital invested in WPS Empire State. WPS Resources guarantees a $400,000 energy supply agreement for WPS Empire State. There is also $709,514 of intercompany accounts payable of WPS Empire State to WPS Resources affiliates.

iv) Capitalization and earnings of WPS Empire State for the year ended December 31, 2002 is:

Capitalization:

Paid in Capital
$61,070,766
Retained Earnings
(1,022,298)
Long-Term Debt
0
Total
$60,048,468

Earnings (Loss)
$(1,022,298)

v) Service, sales, or construction contracts between WPS Empire State, Inc. and any WPS Resources system company are as follows:

(1) Fuel supply agreement contract with WPS Energy Services under which WPS Empire State purchases fuel oil and gas. WPS Energy Services' revenue under this contract for the year ending December 31, 2002 was $143,938.

(2) A service agreement with WPS Energy Services under which WPS Energy Services markets the energy, capacity and related services for WPS Empire State. Revenues of WPS Energy Services under this contract for the year ending December 31, 2002 were $72,785.

(g) Combined Locks Energy Center, LLC

i) Combined Locks Energy Center, LLC is an exempt wholesale generator incorporated on September 15, 2000 under the laws of the State of Wisconsin. Its principal offices are at the principal offices of WPS Power Development. The principal business of Combined Locks Energy Center is to own and operate a 50-megawatt cogeneration facility in Combined Locks, Wisconsin. Combined Locks Energy Center obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on September 4, 2001.

ii) WPS Power Development owns 100% of Combined Locks Energy Center.

iii) WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $38,664,083 of capital invested in Combined Locks Energy Center. There is also $100,866 of intercompany accounts payable of Combined Locks Energy Center to WPS Resources affiliates.

iv) Capitalization and earnings of Combined Locks Energy Center for the year ended December 31, 2002 is:

Capitalization:

Paid in Capital
$38,664,083
Retained Earnings
888,111
Long-Term Debt
0
Total
$39,552,194

Earnings (Loss)	$ 666,081

v) Service, sales, or construction contracts between Combined Locks Energy Center and any WPS Resources system company are as follows:

(1) Fuel supply agreement with WPS Energy Services under which WPS Energy Services provides fuel for Combined Locks Energy Center. WPS Energy Services' revenue under this contract for the year ending December 31, 2002 was $2,954,755.

(2) Management agreement with WPS Energy Services under which WPS Energy Services provides management services for Combined Locks Energy Center. Revenues of WPS Energy Services under this contract for the year ending December 31, 2002 were $16,667.

LIST OF EXHIBITS

Exhibit A-1	Balance Sheet at December 31, 2002, of WPS Resources Corporation and subsidiaries.

Exhibit A-2	Income Statement and Statement of Retained Earnings of WPS Resources Corporation and subsidiaries for the year ended December 31, 2002.

Exhibit A-3	Balance Sheet at December 31, 2002, and Statements of Income and Retained Earnings of WPS Resources Capital Corporation for the year ended December 31, 2002.

Exhibit A-4

Balance Sheet at December 31, 2002, and Statements of Income and Retained Earnings of Wisconsin River Power Company for the year ended December 31, 2002. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit A-5	Balance Sheet at December 31, 2002, and Statements of Income of Nuclear Management Corporation, LLC for the year ended December 31, 2002.

Exhibit A-6	Balance Sheet at December 31, 2002, and Statements of Income of American Transmission Company LLC for the year ended December 31, 2002.

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit C	Statement showing sales for the calendar year 2002 of electric energy and gas by Wisconsin Public Service Corporation, Upper Peninsula Power Company, and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2003.

WPS RESOURCES CORPORATION

/S/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
Barth J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
WPS Resources Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001